       As filed with the Securities and Exchange Commission on December 22, 2000
                                                 Registration No. 333-__________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                   ----------

                         TOREADOR RESOURCES CORPORATION
             (Exact name of registrant as specified in its charter)

           DELAWARE                                              75-0991164
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

                                4809 COLE AVENUE
                                    SUITE 108
                               DALLAS, TEXAS 75205
                                 (214) 559-3933
                   (Address, including zip code, and telephone
                         number, including area code, of
                    registrant's principal executive offices)

                                   ----------

                              G. THOMAS GRAVES III
                                4809 COLE AVENUE
                                    SUITE 108
                               DALLAS, TEXAS 75205
                                 (214) 559-3933
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   ----------

                                    COPY TO:
                             JANICE V. SHARRY, ESQ.
                              HAYNES AND BOONE, LLP
                           901 MAIN STREET, SUITE 3100
                            DALLAS, TEXAS 75202-3789
                            TELEPHONE: (214) 651-5000
                               FAX: (214) 651-5940

                                   ----------

       Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                                                 PROPOSED MAXIMUM         PROPOSED MAXIMUM           AMOUNT OF
         TITLE OF EACH CLASS                AMOUNT TO BE        OFFERING PRICE PER       AGGREGATE OFFERING         REGISTRATION
    OF SECURITIES TO BE REGISTERED         REGISTERED (1)            SHARE (2)                PRICE (2)                 FEE
-----------------------------------------------------------------------------------------------------------------------------------

Common Stock, par value $0.15625 per
share .............................       2,125,000 shares            $6.0625                $12,882,813             $3,220.70
===================================================================================================================================

(1) Pursuant to Rule 416 of the Securities Act, this registration statement also covers such indeterminate additional shares of our common stock as may become issuable to prevent dilution resulting from stock splits, stock dividends or similar events.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act based on the average of the high and low prices reported on the NASDAQ National Market on December 18, 2000.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  Subject to Completion Dated December 22, 2000

                         TOREADOR RESOURCES CORPORATION

                                   PROSPECTUS

                        2,125,000 SHARES OF COMMON STOCK


     This prospectus relates to currently issued shares of common stock of Toreador Resources Corporation and shares of common stock that may be issued pursuant to our Series A Convertible Preferred Stock, which shares of common stock are to be sold from time to time by the selling stockholders named in this prospectus. We will not receive any of the proceeds from the sale of the shares of common stock.

     The selling stockholders may offer their shares from time to time in open market transactions on the NASDAQ National Market or in private transactions, at prevailing market prices or at privately negotiated prices. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. These broker-dealers, if used, may receive discounts, concessions or commissions from the selling stockholders or from the purchaser of the shares. The selling stockholders will receive the purchase price of the shares of common stock sold less any such discounts, concessions or commissions. The selling stockholders will be responsible for any such discounts, concessions or commissions.

     Our common stock is traded on the NASDAQ National Market under the symbol "TRGL." On December 18, 2000, the last reported sale price for our common stock, as reported by NASDAQ, was $6.0625 per share. Our principal offices are located at 4809 Cole Avenue, Suite 108, Dallas, Texas 75205, and our telephone number is 214.559.3933.

     YOU SHOULD READ THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR COMMON STOCK.

                                   ----------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

                The date of this prospectus is December 22, 2000

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----

SUMMARY OF TOREADOR...............................................................................................3
RISK FACTORS......................................................................................................3
A WARNING ABOUT FORWARD-LOOKING STATEMENTS........................................................................8
USE OF PROCEEDS...................................................................................................8
SELLING STOCKHOLDERS..............................................................................................9
PLAN OF DISTRIBUTION.............................................................................................14
DESCRIPTION OF CAPITAL STOCK.....................................................................................15
WHERE YOU CAN FIND MORE INFORMATION..............................................................................17
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES..............................18
LEGAL MATTERS....................................................................................................18
EXPERTS..........................................................................................................19
CERTAIN DEFINITIONS..............................................................................................19

                               SUMMARY OF TOREADOR

     As used in this prospectus, "we" or "Toreador" refers to Toreador Resources Corporation, a Delaware corporation, and its subsidiaries unless the context indicates otherwise. On June 5, 2000, we changed our name from "Toreador Royalty Corporation" to "Toreador Resources Corporation." A Certificate of Ownership and Merger was filed with the Secretary of State of the State of Delaware to effect the name change. The sole purpose and effect of the merger was to change our name to Toreador Resources Corporation. We continue to be listed on the NASDAQ National Market under the symbol "TRGL." Certain oil and gas industry terms used in this prospectus such as "gross acres" are defined in the section entitled "Certain Definitions" beginning on page 19 of this prospectus.

     Toreador Resources Corporation, a Delaware corporation, is an independent energy company engaged in oil and gas exploration, development, production and acquisition activities. We principally conduct our business through our ownership of perpetual mineral and royalty interests in approximately 2,643,000 gross (1,368,000 net) acres. These properties include 766,000 gross (460,000 net) acres located in the Texas Panhandle and West Texas. Collectively we refer to these properties as the "Texas Holdings." In Alabama, Mississippi and Louisiana, we own 1,775,000 gross (876,000 net) acres that we collectively describe as the "Southeastern States Holdings." We also own various royalty interests in Arkansas, California, Kansas and Michigan covering 102,000 gross (31,000 net) acres. These properties are collectively referred to as the "Four States Holdings." In addition to the aforementioned holdings, we own various working interest properties in Texas, Kansas, Louisiana, New Mexico and Oklahoma. We do not have any property interests anywhere other than the United States.

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that there are various risks, including those described below.

Industry Risks

VOLATILITY IN THE OIL AND GAS MARKETS COULD ADVERSELY AFFECT OUR OPERATIONS AND FINANCIAL SUCCESS.

     Our future financial condition and results of operations depend upon the prices we receive for our oil and natural gas and the costs of acquiring, developing and producing oil and natural gas. Currently, oil and natural gas prices are favorable. Historically, oil and natural gas prices have been volatile and are subject to fluctuations in response to changes in supply, market uncertainty and a variety of additional factors that are also beyond our control. These factors include:

     o    the level of domestic production;

     o    the availability of imported oil and natural gas;

     o    actions taken by foreign oil and natural gas producing nations;

     o    the availability of transportation systems with adequate capacity;

     o    the availability of competitive fuels;

     o    fluctuating and seasonal demand for natural gas;

     o    conservation and the extent of governmental regulation of production;

     o    the effect of weather;

     o    foreign and domestic government relations;

     o    the price of domestic and imported oil and natural gas; and

     o    the overall economic environment.

A substantial or extended decline in oil and/or natural gas prices could have a material adverse effect on the estimated value of our natural gas and oil reserves, and on our financial position, results of operations and access to capital. Our ability to maintain or increase our borrowing capacity, to repay current or future indebtedness and to obtain additional capital on attractive terms is substantially dependent upon oil and natural gas prices.

OUR FINANCIAL SUCCESS DEPENDS ON OUR ABILITY TO ACQUIRE ADDITIONAL RESERVES IN THE FUTURE.

     Our future success as an oil and natural gas producer, as is generally the case in the industry, depends upon our ability to find, develop and acquire additional oil and natural gas reserves that are profitable. If we are unable to conduct successful development activities or acquire properties containing proved reserves, our proved reserves will generally decline as reserves are produced. We cannot assure you that we will be able to locate additional reserves or that we will drill economically productive wells or acquire properties containing proved reserves.

WE FACE NUMEROUS DRILLING RISKS IN FINDING COMMERCIALLY PRODUCTIVE OIL AND NATURAL GAS RESERVOIRS.

     Our drilling involves numerous risks, including the risk that no commercially productive oil or natural gas reservoirs will be encountered. We may incur significant expenditures for the identification and acquisition of properties and for the drilling and completion of wells. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, weather conditions and shortages or delays in the delivery of equipment. In addition, any use by us of 3-D seismic and other advanced technology to explore for oil and natural gas requires greater pre-drilling expenditures than traditional drilling strategies. We cannot assure the success of our future drilling activities.

THE ESTIMATES OF OUR OIL AND NATURAL GAS RESERVES ARE INHERENTLY IMPRECISE AND UNCERTAIN.

     Numerous uncertainties are inherent in estimating quantities of proved oil and natural gas reserves, including many factors beyond our control. This report contains an estimate of our proved oil and natural gas reserves and the estimated future net cash flows and revenue generated by the proved oil and natural gas reserves based upon reports of our independent petroleum engineers. Such reports rely upon various assumptions, including assumptions required by the Securities and Exchange Commission, as to constant oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds, and such reports should not be construed as the current market value of the estimated proved reserves. The process of estimating oil and natural gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, engineering and economic data for each property. As a result, such estimates are inherently an imprecise evaluation of reserve quantities and future net revenue. Our actual future production, revenue, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from those we have assumed in the estimate. Any significant variance in our assumptions could materially affect the estimated quantity and value of reserves set forth in this report. In addition, our reserves may be subject to downward or upward revision, based upon production history, results of future exploration and development, prevailing oil and natural gas prices and other factors.

OUR OPERATIONS ARE SUBJECT TO RISKS INHERENT IN THE OIL AND NATURAL GAS INDUSTRY, AND CERTAIN OF THESE RISKS WE ARE NOT INSURED AGAINST.

     Our operations are subject to the risks inherent in the oil and natural gas industry, including the risks of:

     o    fire, explosions, and blowouts;

     o    pipe failure;

     o    abnormally pressured formations; and

     o environmental accidents such as oil spills, gas leaks, ruptures or discharges of toxic gases, brine or well fluids into the environment (including groundwater contamination).

     The occurrence of any of these events could result in substantial losses to Toreador due to:

     o    injury or loss of life;

     o severe damage to or destruction of property, natural resources and equipment;

     o    pollution or other environmental damage;

     o    clean-up responsibilities;

     o    regulatory investigation; and

     o    penalties and suspension of operations.

In accordance with customary industry practice, we maintain insurance against some, but not all, of the risks described above. We cannot assure you that any insurance maintained by us will be adequate to cover any such losses or liabilities. Further, we cannot predict the continued availability of insurance, or availability of insurance at commercially acceptable premium levels. We do not carry business interruption insurance. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on our financial condition and operations.

     From time to time, due primarily to contract terms, pipeline interruptions or weather conditions, the producing wells in which we own an interest have been subject to production curtailments. The curtailments range from production being partially restricted to wells being completely shut-in. The duration of curtailments may vary from a few days to several months. In most cases we are provided only limited notice as to when production will be curtailed and the duration of such curtailments. We are not currently experiencing any material curtailment on our production.

Company Risks

A LARGE PERCENTAGE OF OUR COMMON STOCK IS OWNED BY CERTAIN STOCKHOLDERS.

     As of September 30, 2000, the current officers and directors of Toreador as a group held a beneficial interest in approximately 37.61% of our common stock (including shares issuable upon exercise of stock options for common stock or conversion of our Series A Convertible Preferred Stock held by affiliates of certain of our directors). In addition, certain officers and directors holding or controlling an aggregate of 37.61% of the Common Stock have entered into a Stockholder Voting Agreement whereby such persons have agreed to vote their shares together or refrain from voting their shares under certain circumstances, including the election of directors, merger transactions in respect of Toreador and other possible change of control events. Consequently, these stockholders are in a position to effectively control the affairs of Toreador, including the election of all of Toreador's directors and the approval or prevention of certain corporate transactions which require stockholder approval.

THE AMOUNT OF OUR INDEBTEDNESS MAY ADVERSELY AFFECT OUR FUTURE PERFORMANCE, AND WE MAY NOT BE ABLE TO REPAY OUR INDEBTEDNESS.

     At September 30, 2000, Toreador's debt to equity ratio was 60%. We may incur additional indebtedness in the future as we execute our acquisition and exploration strategy.

     Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to oil and natural gas prices, our level of production, general economic conditions and to financial, business and other factors affecting our operations, many of which are beyond our control. There can be no assurance that our future performance will not be adversely affected by some or all of these factors.

     Our level of indebtedness will have several important effects on our future operations, including:

     o a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness and will not be available for other purposes;

     o covenants contained in our debt obligations will require us to meet certain financial tests, and in addition other restrictions will limit our ability to borrow additional funds or to dispose of assets and may affect our flexibility in planning for, and reacting to, changes in our business, including possible acquisition activities; and

     o our ability to obtain additional financing in the future may be impaired.

A default under our credit facility would permit the lender to accelerate repayments of the loan and to foreclose on the collateral securing the loan, including certain of our oil and natural gas properties.

WHEN CONSIDERING A POTENTIAL ACQUISITION, OUR ABILITY TO IDENTIFY ACQUISITION RISKS IS LIMITED.

     Generally, it is not feasible for us to review in detail every individual risk involved in an acquisition. Our business strategy includes future acquisitions of producing oil and natural gas properties, directly, by purchase of such properties or, indirectly, by acquisition of another entity owning such properties. Any future acquisitions generally entail an assessment of recoverable reserves, future oil and natural gas prices, operating costs, potential environmental and other liabilities and other similar factors. Ordinarily, review efforts are focused on the higher-valued properties. However, even a detailed review of certain properties and records may not reveal existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections are not always performed on every well, and potential problems, such as mechanical integrity of equipment and environmental conditions that may require significant remedial expenditures, are not necessarily observable even when an inspection is undertaken. Even if we identify problems, the seller may be unwilling or unable to provide effective contractual protection against all or part of such problems.

     The Southeastern States Acquisition, the Four States Property Acquisition, the acquisition of 50% of the working interests in Lario Oil and Gas Company's working interest in certain oil and gas leases and properties located in Finney County, Kansas and the acquisition of Texona Petroleum Corporation represent major steps in our growth strategy. However, our increased size and scope of operations will present us with significant challenges due to the increased time and resources required in our management effort. Accordingly, there can be no assurance that our future operations under present conditions can be effectively managed to realize the goals set forth on future property acquisitions.

OUR ABILITY TO GROW WILL DEPEND ON OUR ABILITY TO OBTAIN ADDITIONAL CAPITAL ON SATISFACTORY TERMS AND CONDITIONS WHICH ABILITY CANNOT BE GUARANTEED.

         The growth of our business will require substantial capital on a continuing basis. We may be unable to obtain additional capital on satisfactory terms and conditions. Thus, we may lose opportunities to acquire oil and natural gas properties and businesses. In addition, our pursuit of additional capital could result in incurring additional indebtedness or our issuing potentially dilutive additional equity securities. We also may utilize the capital currently expected to be available for our present operations. The amount and timing of our future capital requirements, if any, will depend upon a number of factors, including:

     o   drilling costs;

     o   transportation costs;

     o   equipment costs;

     o   marketing expenses;

     o   staffing levels and competitive conditions; and

     o   any purchases or dispositions of assets.

Our failure to obtain any required additional financing could materially and adversely affect our growth, cash flow and earnings.

OUR SUCCESS REGARDING CERTAIN PROPERTIES DEPENDS ON THE ACTIONS OF CERTAIN OWNERS OF EXECUTIVE RIGHTS AND THE DECISION-MAKERS FOR DRILLING AND OPERATIONS.

     On the Southeastern States Holdings, we own interests in minerals that include executive rights (the rights to sign leases) as well as rights to receive portions of lease bonuses, delay rentals and royalties.

     On the Texas Holdings, we own interests in minerals that include rights to receive portions of lease bonuses, delay rentals and royalties, except, unlike our Southeastern States Holdings, we generally do not own the executive rights which are typically held by surface owners. Therefore, we must rely on the owners of the executive rights to execute leases of the acreage. In situations in which we have acquired working interests in acreage where we have mineral rights, we have acquired those interests through the signing of leases by holders of the executive rights. While the majority of the owners holding those executive rights have worked closely with us in the past, each acts independently of us in their decisions to execute leases. In addition, since our interests are in the form of mineral interests, royalty interests or non-operator working interests, we do not have control over drilling or operating decisions on the properties in which we have an interest.

THE MARKETING OF OUR OIL AND NATURAL GAS PRODUCTION PRINCIPALLY DEPENDS UPON THOSE FACILITIES OPERATED BY OTHERS, AND THERE CAN BE NO GUARANTEE THAT THESE OPERATIONS MAY NOT CHANGE AND HAVE A MATERIAL ADVERSE EFFECT ON THE MARKETING OF OUR OIL AND NATURAL GAS PRODUCTION.

     The marketing of our oil and natural gas production principally depends upon those facilities operated by others. The operations of those facilities may change and have a material adverse effect on the marketing of our oil and natural gas production.

WE ARE SUBSTANTIALLY DEPENDENT UPON THREE EMPLOYEES.

     We are substantially dependent upon G. Thomas Graves III, President, Chief Executive Officer and Director, Edward C. Marhanka, Vice President - Operations and Douglas W. Weir, Vice President - Finance and Treasurer. Because we are engaged in a new business strategy, the loss of any one of these individuals for any reason may have a material adverse impact upon us.

Investment Risks

OUR STOCK PRICE HAS BEEN LOW HISTORICALLY, AND THE SALE OF A SUBSTANTIAL NUMBER OF OUR SHARES OF COMMON STOCK COULD ADVERSELY AFFECT THE MARKET PRICE OF THE COMMON STOCK IN THE FORESEEABLE FUTURE.

     Because the volume of trading in shares of our common stock has been low historically, the sale of a substantial number of shares of the common stock in a short period of time could adversely affect the market price of the common stock.

WE HAVE NEVER PAID CASH DIVIDENDS ON OUR COMMON STOCK AND DO NOT ANTICIPATE PAYING CASH DIVIDENDS ON OUR COMMON STOCK.

     We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. Our common stock is not a suitable investment for persons requiring current income.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

         Before you invest in our common stock, you should be aware that there are various risks associated with an investment, including the risks described below in the section entitled "Risk Factors," and risks that we highlighted in other sections of the prospectus. You should consider carefully these risk factors together with all of the other information included in this prospectus before you decide to purchase shares of our common stock.

         Some of the information in this report may contain forward-looking statements. We use words such as "may," "will," "expect," "anticipate," "estimate," "believe," "continue," or other similar words to identify forward-looking statements. You should read statements that contain these words carefully because they: (1) discuss future expectations; (2) contain projections of results of operations or of our financial conditions; or (3) state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are unable to accurately predict or over which we have no control. When considering our forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. The risk factors noted in this section and other factors noted throughout this report, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from those contained in any forward-looking statement.

         Please read the section entitled "Risk Factors" beginning on page 3 for a discussion of certain risks of our business and an investment in our common stock.


                                 USE OF PROCEEDS

         We will not receive any proceeds from any sale of shares of common stock by a selling stockholder.

                              SELLING STOCKHOLDERS

         General. This prospectus covers offers and sales from time to time by each selling stockholder of the common stock owned by such person. The selling stockholders under this prospectus are as follows:

         o The 17 stockholders of EnergyNet.com, Inc. listed below are the stockholders from whom in a private placement we acquired some or all of their stock in EnergyNet.com, Inc. in exchange for a total of 100,000 shares of our common stock:

                           o  William W. Britain
                           o  Jim J. Brewer
                           o  Doug Ferguson
                           o  Cynthia Ferguson
                           o  Dale Alexander Smith
                           o  Allen Currie Smith, Jr.
                           o  Jim Ferguson
                           o  Peter G. Fagan, M.D.
                           o  Dudley R. Stanley
                           o  A.C. Smith
                           o  Ellen S. Bivins
                           o  John G. O'Brien
                           o  Fay Moore
                           o  Teel Bivins
                           o  Mark Bivins
                           o  Tom Bivins
                           o  Dusty Sanderson

         o The 32 stockholders of Texona Petroleum Corporation listed below are the stockholders from whom we acquired in a private placement merger, through a wholly-owned subsidiary, all of the outstanding stock of Texona Petroleum Corporation in exchange for initially 1,025,000 shares of our common stock:

                           o   Cheryl S. Bennett ACF Eric A. Bennett
                           o   Cheryl S. Bennett ACF Lauren M. Bennett
                           o   C. R. Brown
                           o   John E. Burton
                           o   George R. Cannon
                           o   Sue M. Cannon
                           o   Lynda A. Carpenter
                           o Larry E. and Jacquelyn Clark as Trustees of the Larry and Jacquelyn Clark Family Trust
                           o   Sandra L. Garnett ACF Aaron T. Garnett
                           o   Sandra L. Garnett ACF Benjamin T. Garnett
                           o   Sandra L. Garnett ACF Colin M. Garnett
                           o   Henry W. Goodwin
                           o   Bob B. and Vera B. Hallmark
                           o   Robert M. Hallmark
                           o   J. B. Ladd Trust - A Revocable Grantor Trust
                           o   C. G. Mammel
                           o   Susan B. Mammel
                           o   Mary McMahon

                           o   Grace F. McMahon
                           o   Grace F. McMahon Grantor Retained Income Trust
                           o   Paul E. Mendell
                           o   Wayne W. & Ramona R. Montgomery
                           o   Harvey H. Mueller, II
                           o   Dale L. Pilant
                           o   Earl E. Rossman, Jr.
                           o   Lee E. Schlessman
                           o   Gary L. Schlessman ACF Jennifer C. Schlessman
                           o   Gary L. Schlessman ACF Margaret M. Schlessman
                           o   Jeannette R. Stevenson
                           o   Wayne E. Swearingen Trust
                           o   Kenneth R. Whiting
                           o   Kay W. Whiting

         o The 18 entities and individuals listed below are the holders of the 160,000 shares outstanding of our Series A Convertible Preferred Stock, which 160,000 shares are convertible as of the date of this prospectus into 1,000,000 shares of our common stock:

                           o   Mr. and Mrs. Frederic Auberty
                           o   Ms. Julie Sanderson
                           o   Dan Kirkland Wells Foundation
                           o   Mr. Stephen A. Wells
                           o   Mr. James Herbert Bond
                           o   William Moss Revocable Living Trust
                           o   L. B. Fisher & Co., Money Purchase Pension Plan
                           o   Esel and Company
                           o   Gladys C. Fogel, TTEE
                           o   Mr. Thomas P. Kellogg, Jr.
                           o   Mr. Peter L. Falb
                           o   Mr. John Mark McLaughlin
                           o   Mr. William I. Lee
                           o   Myron H. Bond Family Limited Partnership
                           o   Ms. Elaine M. Travis
                           o   Mr. Mark A. Rainer
                           o   Mr. John H. Rauscher, Jr. IRA
                           o   Mr. John S. Waggoner

         In July 2000, we issued 100,000 shares of our common stock to the 17 stockholders of EnergyNet.com, Inc. listed above in exchange for 15,000,000 of their shares in EnergyNet.com, Inc.

         In September 2000, through a forward triangular merger with a wholly-owned subsidiary, we issued 1,025,000 shares of our common stock to the 32 stockholders of Texona Petroleum Corporation listed above in exchange for all of their shares in Texona Petroleum Corporation. We have until June 1, 2001, to obtain approval from our stockholders to issue between 90,000 and 180,000 additional shares of our common stock to the 32 stockholders of Texona Petroleum Corporation listed above. The actual additional number of shares to be issued will be determined in accordance with the formula set forth in the Agreement and Plan of Merger by and among Toreador, Toreador Acquisition Corporation, a wholly-owned subsidiary of Toreador, and Texona Petroleum Corporation.

         In December 1998, in a private placement we issued 160,000 shares of our Series A Convertible Preferred Stock. Each share of our Series A Convertible Preferred Stock currently is convertible into 6.25 shares of our common stock, subject to adjustment for stock splits, stock dividends on our common stock, a reclassification of our common stock, the distribution to holders of our common stock as a class of rights or warrants entitling them to subscribe for or purchase common stock at less than the then current market price thereof (based upon the subscription or exercise price of such rights or warrants at the time of the issuance thereof) or other similar event.

         Pursuant to Rule 416 of the Securities Act, the selling stockholders may also offer and sell shares of common stock issued as a result, among other events, stock splits, stock dividends and similar events. We have prepared and filed a registration statement of which this prospectus is a part pursuant to registration rights granted in connection with (i) the Registration Rights Agreement executed pursuant to the acquisition of shares of EnergyNet.com, Inc.,
(ii) the Registration Rights Agreement executed pursuant to the merger, through a wholly-owned subsidiary, with Texona Petroleum Corporation and (iii) the Registration Rights Agreement executed pursuant to the issuance of the Series A Convertible Preferred Stock.

         Relationships with Selling Stockholders. The selling stockholders specifically indicated in the Selling Stockholders Table below are executive officers and/or directors of Toreador.

         Selling Stockholders Table. The following table sets forth information known to us with respect to the beneficial ownership of each selling stockholder before and after completion of the sale of the shares of our common stock to be sold by such selling stockholder under this prospectus. Certain of the information included in the table as to these entities and individuals has been furnished to us by the entity or person related to the information for inclusion in this prospectus. The information is based upon the assumption that the selling stockholder does not sell any shares of our common stock shown in the table as beneficially owned other than the shares of common stock to be sold under this prospectus. Beneficial ownership has been determined based upon information provided to us, in accordance with the rules of the SEC. The number of shares of our common stock shown as beneficially owned includes shares underlying options currently exercisable or exercisable within 60 days of December 21, 2000 and shares underlying the Series A Convertible Preferred Stock currently convertible or convertible within 60 days of December 21, 2000. These shares are deemed outstanding for purposes of computing the number of shares beneficially owned and percentage beneficial ownership. Except for the selling stockholders specifically identified in the following table, no selling stockholders will beneficially own one percent or more of the common stock beneficially owned after completion of this offering.

                                                                                                           NUMBER OF
                                                              NUMBER OF SHARES      NUMBER OF SHARES      SHARES OWNED
                                                                OWNED BEFORE        BEING REGISTERED       AFTER THIS
                NAME OF SELLING STOCKHOLDER                     THIS OFFERING          FOR RESALE           OFFERING

         William W. Britain                                         24,250                23,750                500

         Jim J. Brewer                                              25,705                23,750              2,000

         Doug Ferguson                                                 875                   875                  0

         Cynthia Ferguson                                              875                   875                  0

         Dale Alexander Smith                                        2,625                 2,625                  0

         Allen Currie Smith, Jr.                                     7,875                 7,875                  0

         Jim Ferguson                                                3,500                 3,500                  0

         Peter G. Fagan, M.D.                                        7,000                 7,000                  0

         Dudley R. Stanley                                           7,000                 7,000                  0

         A.C. Smith                                                  3,500                 3,500                  0

         Ellen S. Bivins                                             1,750                 1,750                  0

                                                                                                           NUMBER OF
                                                              NUMBER OF SHARES      NUMBER OF SHARES      SHARES OWNED
                                                                OWNED BEFORE        BEING REGISTERED       AFTER THIS
                NAME OF SELLING STOCKHOLDER                     THIS OFFERING          FOR RESALE           OFFERING

         John G. O'Brien                                             7,000                 7,000                  0

         Fay Moore                                                   3,500                 3,500                  0

         Teel Bivins                                                 1,167                 1,167                  0

         Mark Bivins                                                 1,166                 1,166                  0

         Tom Bivins                                                  1,167                 1,167                  0

         Dusty Sanderson                                             3,500                 3,500                  0

         Cheryl S. Bennett                                          26,780(1)             26,780(1)               0

         C. R. Brown                                                45,318                45,318                  0

         John E. Burton                                              8,828                 8,828                  0

         George R. Cannon                                           45,320(2)             45,320(2)               0

         Lynda A. Carpenter                                          8,828                 8,828                  0

         Larry E. and Jacquelyn Clark
             as Trustees of the Larry and                           29,427                29,427                  0
             Jacquelyn Clark Family Trust

         Sandra L. Garnett                                          39,285(3)             39,285(3)               0

         Henry W. Goodwin                                           58,855                58,855                  0

         Bob B. and Vera B. Hallmark                                18,714                14,714              4,000

         Robert M. Hallmark                                          5,885                 5,885                  0

         J. B. Ladd Trust - A Revocable
             Grantor Trust                                         164,076               164,076                  0

         C. G. Mammel                                               45,318(4)             45,318(4)               0

         Mary McMahon                                                8,828                 8,828                  0

         Grace F. McMahon                                           45,318                45,318                  0

         Grace F. McMahon Grantor
             Retained Income Trust                                  23,542                23,542                  0

         Paul E. Mendell                                            22,659                22,659                  0

         Wayne W. & Ramona R. Montgomery                             2,943                 2,943                  0

         Harvey H. Mueller, II                                      29,427                29,427                  0

         Dale L. Pilant                                             58,855                58,855                  0

         Earl E. Rossman, Jr.                                      209,851(5)            161,851             48,000

         Lee E. Schlessman                                             232                   232                  0

         Gary L. Schlessman                                         26,337(6)             26,337(6)               0

         Jeannette R. Stevenson                                     15,346(7)              3,826             11,520

         Wayne E. Swearingen Trust                                  22,660                22,660                  0

                                                                                                           NUMBER OF
                                                              NUMBER OF SHARES      NUMBER OF SHARES      SHARES OWNED
                                                                OWNED BEFORE        BEING REGISTERED       AFTER THIS
                NAME OF SELLING STOCKHOLDER                     THIS OFFERING          FOR RESALE           OFFERING

         Kenneth R. Whiting                                        173,888(8)            125,888(8)          48,000

         Mr. and Mrs. Frederick Auberty                             25,000                25,000                  0

         Ms. Julie Sanderson                                        12,500                12,500                  0

         Dan Kirkland Wells Foundation                              62,500                62,500                  0

         Mr. Stephen A. Wells                                       62,500                62,500                  0

         Mr. James Herbert Bond                                     50,000                50,000                  0

         William Moss Revocable Living Trust                        25,000                25,000                  0

         L. B. Fisher & Co., Money Purchase
             Pension Plan                                           31,250                31,250                  0

         Esel and Company                                           31,250                31,250                  0

         Gladys C. Fogel, TTEE                                      12,500                12,500                  0

         Mr. Thomas P. Kellogg, Jr.(9),(10)                         49,333                25,000             24,333

         Mr. Peter L. Falb (11),(12),(13)                          980,982                25,000            955,982

         Mr. John Mark McLaughlin (14),(15,(16)                    326,368                62,500            263,868

         Mr. William I. Lee (17),(18),(19)                       1,353,332               262,500          1,090,832

         Myron H. Bond Family Limited Partnership                  250,000               250,000                  0

         Ms. Elaine M. Travis                                       12,500                12,500                  0

         Mr. Mark A. Rainer                                         12,500                12,500                  0

         Mr. John H. Rauscher, Jr. IRA                              12,500                12,500                  0

         Mr. John S. Waggoner                                       25,000                25,000                  0
                                                                 ---------             ---------          ---------
         Total                                                   4,574,035             2,125,000          2,449,035
                                                                 =========             =========          =========

(1) Includes 13,390 shares of common stock owned of record by Ms. Bennett as custodian for Mr. Eric A. Bennett and 13,390 shares of common stock owned of record by Ms. Bennett as custodian for Ms. Lauren M. Bennett.

(2) Includes 22,660 shares of common stock owned of record by Mrs. Sue M. Cannon, spouse of Mr. Cannon.

(3) Includes 12,948 shares of common stock owned of record by Ms. Garnett as custodian for Mr. Aaron T. Garnett, 13,389 shares of common stock owned of record by Ms. Garnett as custodian for Mr. Benjamin T. Garnett, and 12,948 shares of common stock owned of record by Ms. Garnett as custodian for Mr. Colin M. Garnett.

(4) Includes 22,659 shares of common stock owned of record by Mrs. Susan B. Mammel, spouse of Mr. Mammel.

(5) Includes 48,000 shares of common stock with respect to which Mr. Rossman has the right to acquire beneficial ownership upon the exercise of currently exercisable options (the percentage is calculated on the basis that such shares are deemed outstanding).

(6) Includes 12,948 shares of common stock owned of record by Mr. Schlessman as custodian for Ms. Jennifer C. Schlessman and 13,389 shares of common stock owned of record by Mr. Schlessman as custodian for Ms. Margaret M. Schlessman.

(7) Includes 11,520 shares of common stock with respect to which Ms. Stevenson has the right to acquire beneficial ownership upon the exercise of currently exercisable options (the percentage is calculated on the basis that such shares are deemed outstanding).

(8) Includes 48,000 shares of common stock with respect to which Mr. Whiting has the right to acquire beneficial ownership upon the exercise of currently exercisable options (the percentage is calculated on the basis that such shares are deemed outstanding) and also includes 2,587 shares of common stock owned of record by Mrs. Kay W. Whiting, spouse of Mr. Whiting.

(9)     Director of Toreador since February 1993.

(10) Includes 23,333 shares of common stock with respect to which such person has the right to acquire beneficial ownership upon the exercise of currently exercisable options (the percentage is calculated on the basis that such shares are deemed outstanding).

(11)    Director of Toreador since July 1998.

(12)    14.14% of the common stock beneficially owned on September 30, 2000.

(13) Messrs. Edward Nathan Dane and Falb share voting and dispositive power with respect to 742,600 shares of common stock with Firethorn I Limited Partnership, a Massachusetts limited partnership, and Dane, Falb, Stone & Co., Inc., a Massachusetts corporation. Mr. Falb has sole voting and dispositive power with respect to 136,800 shares. The information regarding Messrs. Dane's and Falb's beneficial ownership of the Company's common stock is disclosed on a Schedule 13D filed with the SEC on April 7, 1995 by Messrs. Falb, Dane, Firethorn I Limited Partnership, the Hilary Bell Falb 1983 Trust, the Alison Forslund Falb 1985 Trust, the Forslund Irrevocable Trust and Dane, Falb, Stone & Co., Inc. (collectively, the "Dane Falb Persons"), as amended through Amendment No. 7 thereto filed on July 30, 1998, and the Form 4s filed by Mr. Falb through February 8, 2000, and includes 25,000 shares of common stock assuming the conversion of Mr. Falb's 4,000 shares of Series A Preferred Stock, and the 13,332 shares of common stock which Messrs. Dane and Falb have the right to acquire beneficial ownership upon the exercise of currently exercisable options (the percentage is calculated on the basis that such shares are deemed outstanding).

         If the relationships relating to the Stockholder Voting Agreement, dated as of June 25, 1998, by and among the Current Board (as defined in the Stockholder Voting Agreement), the Dane Falb Persons and Messrs.
         G. Thomas Graves III, William I. Lee, Lee Global Energy Fund, L.P. ("Lee Global"), Gralee Capital Corp., and Gralee Partners, L.P. (collectively, the "Gralee Persons"), constitute a group for purposes of Rule 13d-5 of the Securities Exchange Act of 1934, then the group may be deemed to be the beneficial owner of the other parties' shares of common stock. The group disclaims any such beneficial ownership.

(14)     Director since May 1978 and Chairman of the Board of Toreador since May
         1981.

(15)     4.71% of the common stock beneficially owned on September 30, 2000.

(16) Includes 53,333 shares of common stock with respect to which such person has the right to acquire beneficial ownership upon the exercise of currently exercisable options (the percentage is calculated on the basis that such shares are deemed outstanding).

(17)     Director of Toreador since July 1998.

(18)     19.54% of the common stock beneficially owned on September 30, 2000.

(19) Pursuant to that certain Joint Filing Agreement, entered into by and among Lee Global, Messrs. Graves and Lee and Wilco, dated as of September 18, 1998 (previously filed with the SEC by Lee Global as
         Exhibit 7.9 to the Schedule 13D/A No. 6 on September 23, 1998 and incorporated herein by reference), each of Lee Global, Messrs. Graves and Lee and Wilco may be deemed to beneficially own 1,353,332 shares of common stock (which is approximately 19.5% of the shares of common stock outstanding on October 31, 2000, including (i) the 10,000 shares owned by Mr. Graves; (ii) the 175,200 shares owned by Mr. Lee; (iii) the assumed conversion of Series A Preferred Stock issued to Mr. Lee into 250,000 shares of common stock, and (iv) the 186,666 shares of common stock which Messrs. Lee and Graves have the right to acquire beneficial ownership upon the exercise of currently exercisable options (the percentage is calculated on the basis that such shares are deemed outstanding). Messrs. Graves and Lee may be deemed to have shared voting power and shared dispositive power over (i) 562,566 shares of common stock owned by Lee Global; (ii) 156,400 shares of common stock owned by Wilco; and (iii) 12,500 shares of common stock resulting from the assumed conversion of Series A Preferred Stock issued to Wilco.

         If the relationships relating to the Stockholder Voting Agreement, dated as of June 25, 1998, by and among the Current Board, the Dane Falb Persons and the Gralee Persons, constitute a group for purposes of Rule 13d-5 of the Securities Exchange Act of 1934, then the group may be deemed to be the beneficial owner of the other parties' shares of common stock. The group disclaims any such beneficial ownership.

         Except as otherwise indicated, all shares shown in the above table are owned directly and the holder thereof has sole voting and investment powers with respect to such shares.

                              PLAN OF DISTRIBUTION

         The selling stockholders, their pledgees, donees, transferees or other successors-in-interest, may, from time to time, sell all or a portion of the shares of common stock being registered hereunder in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The shares of common stock may be sold by the selling stockholders by one or more of the following methods, without limitation:

         o block trades in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

         o an exchange distribution in accordance with the rules of the applicable exchange;

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         o        privately negotiated transactions;

         o        short sales;

         o        a combination of any such methods of sale; and

         o        any other method permitted pursuant to applicable law.

         From time to time the selling stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of Toreador or derivatives thereof, and may sell and deliver the shares of common stock in connection therewith or in settlement of securities loans. If the selling stockholders engage in such transactions, the applicable conversion price may be affected. From time to time the selling stockholders may pledge their shares of common stock pursuant to the margin provisions of its customer agreements with its brokers. Upon a default by the selling stockholders, the broker may offer and sell the pledged shares of common stock from time to time.

         In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in such sales. Brokers or dealers may receive commissions or discounts from the selling stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares of common stock at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares of common stock at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares of common stock as principal may thereafter resell such shares of common stock from time to time in transactions (which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares commissions as described above. The selling stockholders may also sell the shares of common stock in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.

         The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in sales of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         Toreador is required to pay all fees and expenses incident to the registration of the shares of common stock other than fees and expenses of the selling stockholders. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         In order to comply with certain states' securities laws, if applicable, the shares of common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless the common stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is satisfied.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital consists of 20,000,000 shares of common stock and 4,000,000 shares of Preferred Stock. At December 18, 2000, we had:

     o   6,259,571 shares of common stock outstanding

     o   160,000 shares of Series A Convertible Preferred Stock outstanding

COMMON STOCK

     The holders of shares of common stock possess full voting power for the election of directors and for all other purposes, each holder of common stock being entitled to one vote for each share of common stock held of record by such holder. The shares of common stock do not have cumulative voting rights. As described below, the holders of the Series A Convertible Preferred Stock generally have no voting rights with respect to the management of Toreador.

     Subject to the right of holders of any outstanding shares of Series A Convertible Preferred Stock, dividends may be paid on the common stock as and when declared by Toreador's Board of Directors out of any funds of Toreador legally available for the payment thereof. Holders of common stock have no subscription, redemption, sinking fund, conversion or preemptive rights. The outstanding shares of common stock are fully paid and nonassessable. After payment is made in full to the holders of any outstanding shares of preferred stock in the event of any liquidation, dissolution or winding up of the affairs of Toreador, the remaining assets and funds of Toreador will be distributed to the holders of common stock according to their respective shares.

PREFERRED STOCK

General

     The Board of Directors may, without further action by Toreador's stockholders (subject to the terms of the Series A Convertible Preferred Stock described below), from time to time, direct the issuance of fully authorized shares of preferred stock, in classes or series and may, at the time of issuance, determine the powers, rights, preferences and limitations of each class or series. Satisfaction of any dividend preferences on outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on common stock. Also, holders of preferred stock would be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of Toreador before any payment is made to the holders of common stock. Under certain circumstances, the issuance of such preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Toreador's securities or the removal of incumbent management.

Description of Series A Convertible Preferred Stock

         Designation and Amount. Under the certificate of designation, 160,000 shares of preferred stock are designated as "Series A Convertible Preferred Stock" with a stated value of $25.00 per share.

         Dividends. Each share of Series A Convertible Preferred Stock is entitled to annual dividends of 9% of $25.00 per share, which are to be paid quarterly in cash.

         Priority. In the event of liquidation, dissolution or similar event, holders of Series A Convertible Preferred Stock will have preference over the common stock and all other capital stock to the extent of $25.00 for each share of Series A Convertible Preferred Stock plus any accrued and unpaid dividends.

         Conversion. Each holder of Series A Convertible Preferred Stock may convert his, her or its shares into shares of common stock at any time. To convert, the holder of Series A Convertible Preferred Stock must submit his, her or its request, his, her or its certificate and notice to the transfer agent. Each share of Series A Convertible Preferred Stock is convertible into shares of common stock at a rate equal to 6.25 shares of common stock per share of Series A Convertible Preferred Stock (subject to certain adjustments described below). Generally, we must issue and deliver the common stock within three business days.

         Adjustments to Conversion Price. The rate of conversion of Series A Convertible Preferred Stock will be adjusted to account for stock splits, stock dividends, mergers or assets distributions. In no event will fractional shares be issued, however, because of such adjustment.

         Optional Redemption by Company. At any time after December 1, 2004, we may elect to redeem for cash any or all shares of Series A Convertible Preferred Stock upon 15 trading days notice to the extent permitted by law and its then available capital. The optional redemption price per share is the sum of (1) $25.00 per share of the Series A Convertible Preferred Stock plus (2) any accrued and unpaid dividends and such sum is then multiplied by a declining multiplier (the "Multiplier"). The Multiplier is 105% until November 30, 2005, 104% until November 30, 2006, 103% until November 30, 2007, 102% until November 30, 2008, 101% until November 30, 2009 and 100% thereafter.

         Voting Rights. The holders of Series A Convertible Preferred Stock generally have no voting rights with respect to the management of Toreador. We may not take an action that adversely effects the Series A Convertible Preferred Stock without prior approval of the holders of a majority of the outstanding shares to Series A Convertible Preferred Stock. If Toreador (1) fails to pay four quarterly dividend payments or (2) fails to make a mandatory redemption, the holders of Series A Convertible Preferred Stock are entitled to separately, as a class, elect one person to our Board of Directors, who shall serve until the event of default is cured.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. Due to our name change, our filings made prior to June 5, 2000 can be found under the name "Toreador Royalty Corporation." Our filing made on and subsequent to June 5, 2000 can be found under the name "Toreador Resources Corporation." You may also read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1(800) SEC-0330 for further information on the public reference room.

         This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. This prospectus provides you with a general description of the common stock the selling stockholders may offer and information about the various alternative methods by which they may sell the common stock. Under certain circumstances the selling stockholders may be required to provide additional information about the method by which they intend to sell the common stock. We will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under this heading "Where You Can Find More Information."

          The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders' offering is completed:

         o     Annual Report on Form 10-K for the year ended December 31, 1999;

         o Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

         o Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;

         o Quarterly Report on Form 10-Q for the quarter ended September 30, 2000;

         o Current Report on Form 8-K dated January 6, 2000, as amended on March 3, 2000 and March 27, 2000;

         o     Current Report on Form 8-K dated June 5, 2000; and

         o     Current Report on Form 8-K dated October 2, 2000.

         We will provide these filings to any person, including any beneficial owner, to whom this prospectus is delivered, at no cost, upon written or oral request to Toreador as follows:

                                4809 Cole Avenue
                                    Suite 108
                               Dallas, Texas 75205
                            Attn: Investor Relations

         You may call Gerry Cargile, Secretary of Toreador at (214) 559-3933 to request filings. You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Pursuant to the bylaws and the Certificate of Incorporation, as amended, of Toreador, Toreador will indemnify to the full extent authorized by Delaware law any director or officer of Toreador who is made or threatened to be made a party to any action, suit or proceeding by reason of the fact that he is or was a director or officer of Toreador. In addition, certain of Toreador's director have indemnification agreements with the Toreador in which Toreador agrees to indemnify such directors under certain circumstances. Toreador has purchased indemnification insurance on behalf of its directors.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions, the issuer has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby have been passed upon for the Company by its counsel, Haynes and Boone, LLP, Dallas, Texas.

                                     EXPERTS

         The consolidated financial statements of Toreador Royalty Corporation appearing in Toreador Royalty Corporation's Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements of Toreador Royalty Corporation for the years ending December 31, 1998 and 1997 incorporated in this prospectus by reference to Toreador Royalty Corporation's Annual Report (Form 10-K) for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The estimates relating to Toreador Royalty Corporation's proved oil and natural gas reserves and future net revenues of oil and natural gas reserves as of December 31, 1999, incorporated in this prospectus by reference to Toreador Royalty Corporation's Annual Report on Form 10-K for the year ended December 31, 1999 are based upon estimates of such reserves prepared by LaRoche Petroleum Consultants, Ltd. in reliance upon its reports and upon the authority of this firm as experts in petroleum engineering.

         The estimates relating to Toreador Royalty Corporation's proved oil and natural gas reserves and future net revenues of oil and natural gas reserves as of December 31, 1999, incorporated in this prospectus by reference to Toreador Royalty Corporation's Annual Report on Form 10-K for the year ended December 31, 1999 are based upon estimates of such reserves prepared by Harlan Consulting in reliance upon its reports and upon the authority of this firm as experts in petroleum engineering.

                               CERTAIN DEFINITIONS

The following are certain defined terms used in this prospectus:

         "Bbl." One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

         "Bcf." One billion cubic feet of natural gas.

         "Bcfe." One billion cubic feet of natural gas equivalents, converting one Bbl of oil to six Mcf of natural gas.

         "BOE." Barrel of oil equivalent converting six Mcf of natural gas to one barrel of oil.

         "DEVELOPMENT WELL." A well drilled within the proved boundaries of an oil or natural gas reservoir with the intention of completing the stratigraphic horizon known to be productive.

         "DRY WELL." A development or exploratory well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

         "EXPLORATORY WELL." A well drilled to find and produce oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir, or to extend a known reservoir.

         "GROSS ACRES" or "GROSS WELLS." The total number of acres or wells, as the case may be, in which a working or any type of royalty interest is owned.

         "Mcf." One thousand cubic feet of natural gas.

         "Mcfe." One thousand cubic feet of natural gas equivalents, converting one Bbl of oil to six Mcf of natural gas.

         "MMcf." One million cubic feet of natural gas.

         "NET ACRES" or "NET WELLS." The sum of the fractional working or any type of royalty interests owned in gross acres or gross wells.

         "PRODUCING WELL" or "PRODUCTIVE WELL." A well that is producing oil or natural gas or that is capable of production.

         "PROVED DEVELOPED RESERVES" or "PROVED DEVELOPED PRODUCING." The oil and natural gas reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and natural gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

         "PROVED RESERVES." The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

         "PROVED UNDEVELOPED RESERVES." The oil and natural gas reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

         "ROYALTY INTEREST." An interest in an oil and natural gas property entitling the owner to a share of oil and natural gas production free of production costs.

         "SEC PV-10." The present value of proved reserves is an estimate of the discounted future net cash flows from each property at December 31, 1999, or as otherwise indicated. Net cash flow is defined as net revenues less, after deducting production and ad valorem taxes, future capital costs and operating expenses, but before deducting federal income taxes. As required by rules of the Securities and Exchange Commission, the future net cash flows have been discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. In accordance with Securities and Exchange Commission rules, estimates have been made using constant oil and natural gas prices and operating costs, at December 31, 1999, or as otherwise indicated.

         "STANDARDIZED MEASURE." Under the Standardized Measure, future cash flows are estimated by applying year-end prices, adjusted for fixed and determinable escalations, to the estimated future production of year-end proved reserves. Future cash inflows are reduced by estimated future production and development costs based on period-end costs to determine pretax cash inflows. Future income taxes are computed by applying the statutory tax rate to the excess inflows over the Company's tax basis in the associated properties.

Tax credits, net operating loss carryforwards, and permanent differences are also considered in the future tax calculation. Future net cash inflows after income taxes are discounted using a 10% annual discount rate to arrive at the Standardized Measure.

         "UNDEVELOPED ACREAGE." Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

         "WORKING INTEREST." The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all exploration, development and operational costs including all risks in connection therewith.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission Registration Fee...............................................  $         3,401
Nasdaq National Market Listing Fee................................................................              500
Transfer Agent Fees...............................................................................            8,000
Printing Expenses.................................................................................            3,000
Accounting Fees and Expenses......................................................................           10,000
Legal Fees and Expenses (including fees of selling holders' counsel)..............................           25,000
Miscellaneous Expenses............................................................................               99
                                                                                                    _______________
   Total..........................................................................................  $        50,000

     All of the above expenses except the Securities and Exchange Commission registration fee and the Nasdaq National Market listing fee are estimated. All of such expenses will be borne by Toreador.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Toreador's Certificate of Incorporation (the "Certificate of Incorporation"), provides that no director of Toreador will be personally liable to Toreador or any of its stockholders for monetary damages arising from the director's breach of fiduciary duty as a director. However, this does not apply with respect to any action in which the director would be liable under Section 174 of the General Corporation Law of the State of Delaware ("Delaware Code") nor does it apply with respect to any liability in which the director (i) breached his duty of loyalty to Toreador or its stockholders; (ii) did not act in good faith or, in failing to act, did not act in good faith; (iii) acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or (iv) derived an improper personal benefit.

     The Bylaws of Toreador provide that Toreador shall indemnify its directors and officers and former directors and officers to the fullest extent permitted by the Delaware Code. Pursuant to the provisions of Section 145 of the Delaware Code, Toreador has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding (other than an action by or in the right of Toreador) by reason of the fact that he is or was a director, officer, employee, or agent of Toreador, against any and all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of Toreador and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     The power to indemnify applies to actions brought by or in the right of Toreador as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

     The statute further specifically provides that the indemnification authorized thereby shall not be deemed exclusive of any other rights to which any such officer or director may be entitled under any bylaws, agreements, vote of stockholders or disinterested directors, or otherwise.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Toreador pursuant to the foregoing provisions, Toreador has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16. EXHIBITS

   EXHIBIT NO.                           EXHIBIT DESCRIPTION

    2.1 Certificate of Ownership and Merger merging Toreador Resources Corporation into Toreador Royalty Corporation, effective June 5, 2000 (previously filed as Exhibit 2.1 to Toreador Resources Corporation Current Report on Form 8-K filed on June 5, 2000, and incorporated herein by reference).

    3.1 Certificate of Incorporation, as amended, of Toreador Royalty Corporation (previously filed as Exhibit 3.1 to Toreador Royalty Corporation Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference).

    3.2 Amended and Restated Bylaws, as amended, of Toreador Royalty Corporation (previously filed as Exhibit 3.2 to Toreador Royalty Corporation Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference).

    3.3 Certificate of Designation of Series A Convertible Preferred Stock of Toreador Royalty Corporation, dated December 14, 1998 (previously filed as Exhibit 10.3 to Toreador Royalty Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 1998, and incorporated herein by reference).

    4.1 Form of Letter Agreement regarding Series A Convertible Preferred Stock, dated as of March 15, 1999, between Toreador Royalty Corporation and the holders of Series A Convertible Preferred Stock (previously filed as Exhibit 4.1 to Toreador Royalty Corporation Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference).

    4.2 Registration Rights Agreement, effective December 16, 1998, among Toreador Royalty Corporation and persons party thereto (previously filed as Exhibit 10.2 to Toreador Royalty Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 1998, and incorporated herein by reference).

    4.3 Settlement Agreement, dated June 25, 1998, among the Gralee Persons, the Dane Falb Persons and Toreador Royalty Corporation (previously filed as Exhibit 10.1 to Toreador Royalty Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 1998, and incorporated herein by reference).

    4.4 Stockholder Voting Agreement, dated June 25, 1998, among the Gralee Persons, the Dane Falb Persons and Current Management (previously filed as Exhibit 10.2 to Toreador Royalty Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 1998, and incorporated herein by reference).

   EXHIBIT NO.                           EXHIBIT DESCRIPTION

    4.5* Registration Rights Agreement, effective July 31, 2000, among Toreador Royalty Corporation and persons party thereto.

    4.6* Registration Rights Agreement, effective September 11, 2000, among Toreador Resources Corporation and Earl E. Rossman, Jr., Representative of the Holders.

    5.1*          Opinion of Haynes and Boone, LLP.

    10.1 Form of Stock Option Agreement, between Toreador Royalty Corporation and Donald E. August, John V. Ballard, J. W. Bullion, John Mark McLaughlin, and Jack L. Woods (previously filed as Exhibit 4.6 to Toreador Royalty Corporation Form S-8 (No. 333-14145) filed with the Securities and Exchange Commission on October 15, 1996, and incorporated herein by reference).

    10.2 Stock Option Agreement, dated February 17, 1994, between Toreador Royalty Corporation and Thomas P. Kellogg, Jr. (previously filed as Exhibit 4.7 to Toreador Royalty Corporation Form S-8 (No. 333-14145) filed with the Securities and Exchange Commission on October 15, 1996, and incorporated herein by reference).

    10.3 Form of Stock Option Agreement, between Toreador Royalty Corporation and Edward C. Marhanka and Earl V. Tessem, as amended (previously filed as Exhibit 4.8 to Toreador Royalty Corporation Form S-8 (No. 333-14145) filed with the Securities and Exchange Commission on October 15, 1996, and incorporated herein by reference).

    10.4 Incentive Stock Option, dated as of May 15, 1997, between Toreador Royalty Corporation and Edward C. Marhanka (previously filed as Exhibit 10.4 to Toreador Royalty Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, and incorporated herein by reference).

    10.5 Employment Agreement, dated as of May 1, 1997, between Toreador Royalty Corporation and Edward C. Marhanka (previously filed as Exhibit 10.5 to Toreador Royalty Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, and incorporated herein by reference).

    10.6 Joint Venture Agreement, dated March 1, 1989, among Toreador Royalty Corporation, Bandera Petroleum, et al, as amended (previously filed as Exhibit 10.6 to Toreador Royalty Corporation Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference).

    10.7 Toreador Royalty Corporation 1990 Stock Option Plan (previously filed as Exhibit 10.7 to Toreador Royalty Corporation Annual Report on Form 10-K for the year ended December 31, 1994, and incorporated herein by reference).

   EXHIBIT NO.                           EXHIBIT DESCRIPTION

    10.8 Amendment to Toreador Royalty Corporation 1990 Stock Option Plan, effective as of May 15, 1997 (previously filed as Exhibit 10.14 to Toreador Royalty Corporation Annual Report on Form 10-K for the year ended December 31, 1997, and incorporated herein by reference).

    10.9 Toreador Royalty Corporation 1994 Non-Employee Director Stock Option Plan, as amended (previously filed as Exhibit 10.12 to Toreador Royalty Corporation Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference).

    10.10 Toreador Royalty Corporation Amended and Restated 1990 Stock Option Plan, effective as of September 24, 1998 (previously filed as Exhibit A to Toreador Royalty Corporation Preliminary Proxy Statement filed with the Securities and Exchange Commission on March 12, 1999, and incorporated herein by reference).

    10.11 Warrant for the Purchase of Shares of Common Stock issued to Petrie Parkman & Co., dated May 23, 1994 (previously filed as
                  Exhibit 10.1 to Toreador Royalty Corporation Registration on Form S-3, and incorporated herein by reference (No. 33-80572) filed with the Securities and Exchange Commission on June 22, 1994, and incorporated herein by reference).

    10.12 Form of Indemnification Agreement, dated as of April 25, 1995, between Toreador Royalty Corporation and each of the members of our Board of Directors (previously filed as Exhibit 10 to Toreador Royalty Corporation Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1995, and incorporated herein by reference).

    10.13 Toreador Royalty Corporation Amended and Restated 1990 Stock Option Plan Nonqualified Stock Option Agreement, dated September 24, 1998, between Toreador Royalty Corporation and
                  G. Thomas Graves III (previously filed as Exhibit 10.13 to Toreador Royalty Corporation Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference).

    10.14 Toreador Royalty Corporation Amended and Restated 1990 Stock Option Plan Nonqualified Stock Option Agreement, dated September 24, 1998, between Toreador Royalty Corporation and John Mark McLaughlin (previously filed as Exhibit 10.14 to Toreador Royalty Corporation Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference).

    10.15 Securities Purchase Agreement, effective December 16, 1998, among Toreador Royalty Corporation and the Purchasers party thereto (previously filed as Exhibit 10.1 to Toreador Royalty Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 1998, and incorporated herein by reference).

    10.16 Purchase and Sale Agreement, effective November 1, 1998, between Howell Petroleum Corporation and the J.T. Philip Company, as amended (previously filed as Exhibit 10.4 to Toreador Royalty Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 1998, and incorporated herein by reference).

    10.17 Loan Agreement, effective November 13, 1997, between Toreador Royalty Corporation and Toreador Exploration & Production Inc and Compass Bank (previously filed as Exhibit 10.17 to Toreador Royalty Corporation Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference).

   EXHIBIT NO.                           EXHIBIT DESCRIPTION

    10.18 First Amendment to Loan Agreement, dated September 22, 1998, between Toreador Royalty Corporation and Toreador Exploration & Production Inc and Compass Bank (previously filed as Exhibit
                  10.18 to Toreador Royalty Corporation Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference).

    10.19 Second Amendment to Loan Agreement, dated December 15, 1998, between Toreador Royalty Corporation and Toreador Exploration & Production Inc and Compass Bank (previously filed as Exhibit
                  10.19 to Toreador Royalty Corporation Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference).

    10.20 Credit Agreement, effective December 15, 1998, between Compass Bank and Tormin, Inc. (previously filed as Exhibit 10.5 to Toreador Royalty Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 1998, and incorporated herein by reference).

    10.21 Amended and Restated Credit Agreement, dated April 16, 1999, between Toreador Royalty Corporation and Toreador Exploration & Production Inc and Compass Bank (previously filed as Exhibit
                  10.1 to Toreador Royalty Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, and incorporated herein by reference).

    10.22 Credit Agreement, effective September 30, 1999, between Compass Bank, as Lender, Toreador Royalty Corporation, Toreador Exploration & Production Inc, and Tormin, Inc., as Borrowers, and Toreador Acquisition Corporation, as Guarantor (previously filed as Exhibit 10.1 to Toreador Royalty Corporation Current Report on Form 8-K, filed on October 27, 1999, and incorporated herein by reference).

    10.23 Purchase and Sale Agreement, effective November 24, 1999, between Lario Oil & Gas Company and Toreador Exploration & Production Inc. (previously filed as Exhibit 10.1 to Toreador Royalty Corporation Current Report on Form 8-K filed on January 6, 2000, and incorporated herein by reference).

    10.24 First Amendment to Loan Agreement, dated December 17, 1999, between Compass Bank, as Lender, and Toreador Royalty Corporation, Toreador Exploration & Production Inc. and Tormin, Inc., as Borrowers, and Toreador Acquisition Corporation, as Guarantor (previously filed as Exhibit 10.2 to Toreador Royalty Corporation Current Report on Form 8-K filed on January 6, 2000, and incorporated herein by reference).

    10.25 Term Promissory Note, effective December 17, 1999, between Compass Bank, as Lender, and Toreador Royalty Corporation, Toreador Exploration & Production Inc. and Tormin, Inc., as Borrowers, and Toreador Acquisition Corporation, as Guarantor (previously filed as Exhibit 10.3 to Toreador Royalty Corporation Current Report on Form 8-K filed on January 6, 2000, and incorporated herein by reference).

    10.26 Merger Agreement, effective September 11, 2000, between Texona Petroleum Corporation, Toreador Resources Corporation and Toreador Acquisition Corporation (previously filed as Exhibit
                  10.1 to Toreador Resources Corporation Current Report on Form 8-K filed on October 2, 2000, and incorporated herein by reference).

   EXHIBIT NO.                           EXHIBIT DESCRIPTION

    10.27 Fourth Amendment to Credit Agreement, effective September 19, 2000, between Compass Bank, as Lender, and Toreador Resources Corporation, Toreador Exploration & Production Inc., and Tormin, Inc., as Borrowers, and Toreador Acquisition Corporation, as Guarantor (previously filed as Exhibit 10.2 to Toreador Resources Corporation Current Report on Form 8-K filed on October 2, 2000, and incorporated herein by reference).

    16.1          Letter on Change in Certifying Accountant from
                  PricewaterhouseCoopers LLP, dated June 30, 1999 (previously filed as Exhibit 16 to Form 8-K/A filed on June 30, 1999, and incorporated herein by reference).

    23.1*         Consent of Ernst & Young LLP.

    23.2*         Consent of PricewaterhouseCoopers LLP.

    23.3*         Consent of LaRoche Petroleum Consultants, Ltd.

    23.4*         Consent of Harlan Consulting.

    23.5*         Consent of Haynes and Boone, LLP (included in Exhibit 5.1).

    24.1*         Power of Attorney (See signatures in Part II).

*   Filed herein.


ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

     (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        SIGNATURES AND POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 21st day of December, 2000.

                                        TOREADOR RESOURCES CORPORATION

                                        By:   /s/ G. THOMAS GRAVES III
                                             -----------------------------------
                                             G. Thomas Graves III
                                             President and CEO

         Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-3 has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated:

         Each person whose signature appears below constitutes and appoints G. Thomas Graves III with full power to act alone, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and on his behalf and in his name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same, as fully and to all intents and purposes as he might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitute or their substitutes, may lawfully do or cause to be done by virtue hereof.


Signature                                   Title                                              Date
---------                                   -----                                              ----

/s/ G. THOMAS GRAVES III                    President, Chief Executive Officer          December 21, 2000
G. Thomas Graves III                        and Director


/s/ J. W. BULLION                           Director                                    December 21, 2000
J. W. Bullion


/s/ EDWARD NATHAN DANE                      Director                                    December 21, 2000
Edward Nathan Dane


/s/ PETER L. FALB                           Director                                    December 21, 2000
Peter L. Falb


/s/ THOMAS P. KELLOGG, JR.                  Director                                    December 21, 2000
Thomas P. Kellogg, Jr.


/s/ WILLIAM I. LEE                          Director                                    December 21, 2000
William I. Lee


/s/ JOHN MARK MCLAUGHLIN                    Director                                    December 21, 2000
John Mark McLaughlin


/s/ DOUGLAS WEIR                            Vice President - Finance and                December 21, 2000
Douglas Weir                                Treasurer (Principal Financial
                                            and Accounting Officer)

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

    2.1                  Certificate of Ownership and Merger merging Toreador
                         Resources Corporation into Toreador Royalty
                         Corporation, effective June 5, 2000 (previously filed as Exhibit 2.1 to Toreador Resources Corporation
                         Current Report on Form 8-K filed on June 5, 2000, and incorporated herein by reference).

    3.1                  Certificate of Incorporation, as amended, of Toreador
                         Royalty Corporation (previously filed as Exhibit 3.1 to
                         Toreador Royalty Corporation Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference).

    3.2                  Amended and Restated Bylaws, as amended, of Toreador
                         Royalty Corporation (previously filed as Exhibit 3.2 to
                         Toreador Royalty Corporation Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference).

    3.3                  Certificate of Designation of Series A Convertible
                         Preferred Stock of Toreador Royalty Corporation, dated
                         December 14, 1998 (previously filed as Exhibit 10.3 to
                         Toreador Royalty Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 1998, and incorporated herein by reference).

    4.1                  Form of Letter Agreement regarding Series A Convertible
                         Preferred Stock, dated as of March 15, 1999, between
                         Toreador Royalty Corporation and the holders of Series
                         A Convertible Preferred Stock (previously filed as
                         Exhibit 4.1 to Toreador Royalty Corporation Annual
                         Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference).

    4.2                  Registration Rights Agreement, effective December 16,
                         1998, among Toreador Royalty Corporation and persons party thereto (previously filed as Exhibit 10.2 to Toreador Royalty Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 1998, and incorporated herein by reference).

    4.3                  Settlement Agreement, dated June 25, 1998, among the
                         Gralee Persons, the Dane Falb Persons and Toreador
                         Royalty Corporation (previously filed as Exhibit 10.1 to Toreador Royalty Corporation Current Report on Form
                         8-K filed with the Securities and Exchange Commission on July 1, 1998, and incorporated herein by reference).

    4.4 Stockholder Voting Agreement, dated June 25, 1998, among the Gralee Persons, the Dane Falb Persons and
                         Current Management (previously filed as Exhibit 10.2 to
                         Toreador Royalty Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 1998, and incorporated herein by reference).

    4.5* Registration Rights Agreement, effective July 31, 2000, among Toreador Royalty Corporation and persons party thereto.

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

    4.6*                 Registration Rights Agreement, effective September 11,
                         2000, among Toreador Resources Corporation and Earl E.
                         Rossman, Jr., the Representative of the Holders.

    5.1*                 Opinion of Haynes and Boone, LLP.

    10.1                 Form of Stock Option Agreement, between Toreador
                         Royalty Corporation and Donald E. August, John V.
                         Ballard, J. W. Bullion, John Mark McLaughlin, and Jack
                         L. Woods (previously filed as Exhibit 4.6 to Toreador
                         Royalty Corporation Form S-8 (No. 333-14145) filed with the Securities and Exchange Commission on October 15,
                         1996, and incorporated herein by reference).

    10.2 Stock Option Agreement, dated February 17, 1994, between Toreador Royalty Corporation and Thomas P.
                         Kellogg, Jr. (previously filed as Exhibit 4.7 to
                         Toreador Royalty Corporation Form S-8 (No. 333-14145) filed with the Securities and Exchange Commission on October 15, 1996, and incorporated herein by reference).

    10.3                 Form of Stock Option Agreement, between Toreador
                         Royalty Corporation and Edward C. Marhanka and Earl V.
                         Tessem, as amended (previously filed as Exhibit 4.8 to Toreador Royalty Corporation Form S-8 (No. 333-14145) filed with the Securities and Exchange Commission on October 15, 1996, and incorporated herein by reference).

    10.4 Incentive Stock Option, dated as of May 15, 1997, between Toreador Royalty Corporation and Edward C.
                         Marhanka (previously filed as Exhibit 10.4 to Toreador
                         Royalty Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, and incorporated herein by reference).

    10.5                 Employment Agreement, dated as of May 1, 1997, between
                         Toreador Royalty Corporation and Edward C. Marhanka
                         (previously filed as Exhibit 10.5 to Toreador Royalty
                         Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, and incorporated herein by reference).

    10.6                 Joint Venture Agreement, dated March 1, 1989, among
                         Toreador Royalty Corporation, Bandera Petroleum, et al, as amended (previously filed as Exhibit 10.6 to Toreador Royalty Corporation Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference).

    10.7                 Toreador Royalty Corporation 1990 Stock Option Plan
                         (previously filed as Exhibit 10.7 to Toreador Royalty
                         Corporation Annual Report on Form 10-K for the year ended December 31, 1994, and incorporated herein by reference).

    10.8                 Amendment to Toreador Royalty Corporation 1990 Stock
                         Option Plan, effective as of May 15, 1997 (previously filed as Exhibit 10.14 to Toreador Royalty Corporation
                         Annual Report on Form 10-K for the year ended December
                         31, 1997, and incorporated herein by reference).

    10.9                 Toreador Royalty Corporation 1994 Non-Employee Director
                         Stock Option Plan, as amended (previously filed as Exhibit 10.12 to Toreador Royalty Corporation Annual
                         Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference).

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

    10.10                Toreador Royalty Corporation Amended and Restated 1990
                         Stock Option Plan, effective as of September 24, 1998
                         (previously filed as Exhibit A to Toreador Royalty
                         Corporation Preliminary Proxy Statement filed with the
                         Securities and Exchange Commission on March 12, 1999, and incorporated herein by reference).

    10.11 Warrant for the Purchase of Shares of Common Stock issued to Petrie Parkman & Co., dated May 23, 1994
                         (previously filed as Exhibit 10.1 to Toreador Royalty
                         Corporation Registration on Form S-3, and incorporated herein by reference (No. 33-80572) filed with the Securities and Exchange Commission on June 22, 1994, and incorporated herein by reference).

    10.12                Form of Indemnification Agreement, dated as of April
                         25, 1995, between Toreador Royalty Corporation and each of the members of our Board of Directors (previously filed as Exhibit 10 to Toreador Royalty Corporation
                         Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1995, and incorporated herein by reference).

    10.13                Toreador Royalty Corporation Amended and Restated 1990
                         Stock Option Plan Nonqualified Stock Option Agreement, dated September 24, 1998, between Toreador Royalty
                         Corporation and G. Thomas Graves III (previously filed as Exhibit 10.13 to Toreador Royalty Corporation Annual
                         Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference).

    10.14                Toreador Royalty Corporation Amended and Restated 1990
                         Stock Option Plan Nonqualified Stock Option Agreement, dated September 24, 1998, between Toreador Royalty
                         Corporation and John Mark McLaughlin (previously filed as Exhibit 10.14 to Toreador Royalty Corporation Annual
                         Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference).

    10.15                Securities Purchase Agreement, effective December 16,
                         1998, among Toreador Royalty Corporation and the
                         Purchasers party thereto (previously filed as Exhibit
                         10.1 to Toreador Royalty Corporation Current Report on
                         Form 8-K filed with the Securities and Exchange
                         Commission on December 31, 1998, and incorporated herein by reference).

    10.16                Purchase and Sale Agreement, effective November 1,
                         1998, between Howell Petroleum Corporation and the J.T.
                         Philip Company, as amended (previously filed as Exhibit
                         10.4 to Toreador Royalty Corporation Current Report on
                         Form 8-K filed with the Securities and Exchange
                         Commission on December 31, 1998, and incorporated herein by reference).

    10.17                Loan Agreement, effective November 13, 1997, between
                         Toreador Royalty Corporation and Toreador Exploration &
                         Production Inc and Compass Bank (previously filed as
                         Exhibit 10.17 to Toreador Royalty Corporation Annual
                         Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference).

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

    10.18                First Amendment to Loan Agreement, dated September 22,
                         1998, between Toreador Royalty Corporation and Toreador
                         Exploration & Production Inc and Compass Bank
                         (previously filed as Exhibit 10.18 to Toreador Royalty
                         Corporation Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference).

    10.19                Second Amendment to Loan Agreement, dated December 15,
                         1998, between Toreador Royalty Corporation and Toreador
                         Exploration & Production Inc and Compass Bank
                         (previously filed as Exhibit 10.19 to Toreador Royalty
                         Corporation Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference).

    10.20                Credit Agreement, effective December 15, 1998, between
                         Compass Bank and Tormin, Inc. (previously filed as
                         Exhibit 10.5 to Toreador Royalty Corporation Current
                         Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 1998, and incorporated herein by reference).

    10.21                Amended and Restated Credit Agreement, dated April 16,
                         1999, between Toreador Royalty Corporation and Toreador
                         Exploration & Production Inc and Compass Bank
                         (previously filed as Exhibit 10.1 to Toreador Royalty
                         Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, and incorporated herein by reference).

    10.22                Credit Agreement, effective September 30, 1999, between
                         Compass Bank, as Lender, Toreador Royalty Corporation,
                         Toreador Exploration & Production Inc, and Tormin,
                         Inc., as Borrowers, and Toreador Acquisition
                         Corporation, as Guarantor (previously filed as Exhibit
                         10.1 to Toreador Royalty Corporation Current Report on
                         Form 8-K, filed on October 27, 1999, and incorporated herein by reference).

    10.23                Purchase and Sale Agreement, effective November 24,
                         1999, between Lario Oil & Gas Company and Toreador
                         Exploration & Production Inc. (previously filed as
                         Exhibit 10.1 to Toreador Royalty Corporation Current
                         Report on Form 8-K filed on January 6, 2000, and incorporated herein by reference).

    10.24                First Amendment to Loan Agreement, dated December 17,
                         1999, between Compass Bank, as Lender, and Toreador
                         Royalty Corporation, Toreador Exploration & Production
                         Inc. and Tormin, Inc., as Borrowers, and Toreador
                         Acquisition Corporation, as Guarantor (previously filed as Exhibit 10.2 to Toreador Royalty Corporation Current
                         Report on Form 8-K filed on January 6, 2000, and incorporated herein by reference).

    10.25 Term Promissory Note, effective December 17, 1999, between Compass Bank, as Lender, and Toreador Royalty
                         Corporation, Toreador Exploration & Production Inc. and
                         Tormin, Inc., as Borrowers, and Toreador Acquisition
                         Corporation, as Guarantor (previously filed as Exhibit
                         10.3 to Toreador Royalty Corporation Current Report on
                         Form 8-K filed on January 6, 2000, and incorporated herein by reference).

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

    10.26                Merger Agreement, effective September 11, 2000, between
                         Texona Petroleum Corporation, Toreador Resources
                         Corporation and Toreador Acquisition Corporation
                         (previously filed as Exhibit 10.1 to Toreador Resources
                         Corporation Current Report on Form 8-K filed on October
                         2, 2000, and incorporated herein by reference).

    10.27                Fourth Amendment to Credit Agreement, effective
                         September 19, 2000, between Compass Bank, as Lender, and Toreador Resources Corporation, Toreador
                         Exploration & Production Inc., and Tormin, Inc., as
                         Borrowers, and Toreador Acquisition Corporation, as
                         Guarantor (previously filed as Exhibit 10.2 to Toreador
                         Resources Corporation Current Report on Form 8-K filed on October 2, 2000, and incorporated herein by reference).

    16.1                 Letter on Change in Certifying Accountant from
                         PricewaterhouseCoopers LLP, dated June 30, 1999
                         (previously filed as Exhibit 16 to Form 8-K/A filed on June 30, 1999, and incorporated herein by reference).

    23.1*                Consent of Ernst & Young LLP.

    23.2*                Consent of PricewaterhouseCoopers LLP.

    23.3*                Consent of LaRoche Petroleum Consultants, Ltd.

    23.4*                Consent of Harlan Consulting.

    23.5*                Consent of Haynes and Boone, LLP (included in Exhibit
                         5.1).

    24.1*                Power of Attorney (See signatures in Part II).


*    Filed herewith.